EXHIBIT 4.1

SECOND AMENDMENT TO RIGHTS AGREEMENT

     This SECOND AMENDMENT TO RIGHTS AGREEMENT, dated as of March 22, 2005 (this “Amendment”), is entered into by and between Ask Jeeves, Inc., a Delaware corporation (the “Company”), and Equiserve Trust Company, N.A., a national association and successor to Fleet National Bank, N.A. (the “Rights Agent”).

RECITALS:

     WHEREAS, the Company and the Rights Agent entered into a Rights Agreement, dated as of April 26, 2001, as amended, modified, or supplemented by the Amendment to Rights Agreement, dated as of September 1, 2001 (the “Rights Agreement”);

     WHEREAS, Section 27 of the Rights Agreement provides that, in certain circumstances, the Company may supplement or amend the Rights Agreement in any respect, without the approval of any holders of Rights, by action of the Company’s board of directors and the Rights Agent shall execute such supplement or amendment;

     WHEREAS, the Company has entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among the Company, IAC/InterActiveCorp., a Delaware corporation (“IAC”) and AJI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of IAC (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company;

     WHEREAS, on March 20, 2005, the Board of Directors of the Company resolved to amend the Rights Agreement to ensure that for so long as the Merger Agreement is in full force and effect, the execution or delivery of the Merger Agreement and the consummation of the transactions contemplated thereby will not cause (a) the Rights to become exercisable under the Rights Agreement, (b) IAC or Merger Sub or any of their affiliates to be deemed an Acquiring Person, or (c) the Distribution Date or the Share Acquisition Date to occur; and

     WHEREAS, the Company desires to modify the terms of the Rights Agreement in certain respects as set forth herein, and in connection therewith, is entering into this Amendment and directing the Rights Agent to enter into this Amendment;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

     1. Effect of Amendment. Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect.

     2. Capitalized Terms. All capitalized, undefined terms used in this Amendment shall have the meanings assigned thereto in the Rights Agreement.

     3. Amendments to Section 1.

     (a) The definition of “Acquiring Person” in Section 1 of the Rights Agreement is hereby amended to read in its entirety as follows:

“Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of Common Stock of the Company then outstanding, but shall not include the Company, any Subsidiary (as such term is hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding shares of Common Stock of the Company for or pursuant to the terms of any such plan. Notwithstanding the foregoing:

(i) no Person shall become an “Acquiring Person” as the result of an acquisition of shares of Company Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the             shares of Common Stock of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the             shares of Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares of Common Stock of the Company, then such Person shall be deemed to be an “Acquiring Person” hereunder;

(ii) if the board of directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person” as defined pursuant to the foregoing provisions of paragraph (i), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Company Common Stock so that such Person would no longer be an “Acquiring Person” (as defined pursuant to the foregoing provisions of paragraph (i)), then such Person shall not be deemed to be an “Acquiring Person” for any purpose of this Agreement; and

(iii) for so long as the Merger Agreement is in full force and effect, neither IAC nor Merger Sub nor any of their affiliates shall be deemed an Acquiring Person on account of the execution, delivery, or public announcement of the Merger Agreement or the consummation of the transactions contemplated thereby.

     (b) The definition of “Share Acquisition Date” in Section 1 of the Rights Agreement is hereby amended to read in its entirety as follows:

“Share Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act but shall exclude any public announcement relating to the transactions contemplated by the Merger Agreement) by the Company or an Acquiring Person that an Acquiring Person has become such.

     (c) The definitions contained in Section 1 of the Rights Agreement shall be supplemented by adding the following definitions in alphabetical order:

“IAC” shall mean IAC/Interactive Corp., a Delaware corporation.

“Merger Agreement” shall mean the Agreement and Plan of Merger and Reorganization, by and among the Company, IAC and Merger Sub, pursuant to which Merger Sub will merge with and into the Company.

“Merger Sub” shall mean AJI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of IAC.

     4. New Section 35. Section 35 is hereby added to the Rights Agreement to read in its entirety as follows:

Section 35. The Merger Agreement. Notwithstanding anything contained in this Agreement to the contrary, neither the approval, execution, delivery or public announcement of the Merger Agreement nor the consummation of the transactions contemplated thereby or the performance by the Company of its obligations thereunder shall cause (a) the Rights to become exercisable, (b) IAC, Merger Sub or any of their affiliates to be an Acquiring Person, (c) a Share Acquisition Date to occur or (d) a Distribution Date to occur.

     5. Effective Date. This Amendment is effective as of March 22, 2005, immediately prior to the execution and delivery of the Merger Agreement.

     6. Governing Law. This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to the conflicts or choice of law principles thereof.

     7. Counterparts; Facsimile Signatures. This Amendment may be executed in any number of counterparts (including facsimile signature) each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     8. Headings. The headings in this Amendment are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the day and year first above written.

ASK JEEVES, INC.

By:	/s/ Brett M. Robertson

Name:	Brett M. Robertson
Title:	EVP, General Counsel and Secretary

EQUISERVE TRUST COMPANY, N.A

By:	/s/ Darlene M. DioDato

Name:	Darlene M. DioDato
Title:	Senior Managing Director